SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

HELD ON FEBRUARY, 25 2022

1.              DATE, TIME AND PLACE: On February 25, 2022, at 10:00 a.m., with participation exclusively digitally, in accordance with article 4, paragraph 2, item I and article 21- C, paragraphs 2 and 3 of Instruction No. 481, issued by the Securities and Exchange Commission of Brazil (“CVM”) on December 17, 2009 (“CVM IN 481”). According to article 4, paragraph 3 of CVM IN 481, this Special Meeting of Shareholders of Class “B” Preferred Shares of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered to be held at the Company's headquarters, located at Rua Eteno, No. 1.561, Polo Petroquimico de Camaçari, in the City of Camaçari, State of Bahia, CEP 42810- 000, Brazil.

2.              CALL NOTICE: Call Notice published pursuant to article 289 of Federal Law No. 6,404/76, of December 15, 1976, as amended (“Brazilian Corporate Law”), in newspaper “O Correio da Bahia”, editions dated February 3, 4 and 5, 2022, which was simultaneously disclosed on the newspaper’s webpage.

3.              ATTENDANCE: The Meeting was attended by shareholders representing fifty-four-point four percent of (54.4%) of Class “B” preferred shares issued by the Company, as verified from the records of the remote participation electronic system made available by the Company, under the terms of article 21-V, item III of CVM IN 481. Mr. Amós da Silva Cancio, as member of the Company’s Fiscal Council, and Mr. Pedro van Langendonck Teixeira de Freitas, as representative of the Company’s management board, were also present at the Meeting, all of whom were available to provide clarifications on the subject matter of the Meeting.

4.              COMPOSITION OF THE PRESIDING BOARD: Once the legal quorum was verified, the Meeting started, with Mr. Henrique Vargas Beloch acting as chairman of the Meeting and Ms. Lilian Porto Bruno as secretary of the Meeting.

5.              AGENDA: To resolve on the conversion of all class "B" preferred shares issued by the Company into class "A" preferred shares, in accordance with article 136, paragraph 1, of the Brazilian Corporate Law, at the ratio of two (2) Class "B" Preferred Shares to one (1) Class "A" Preferred Share.

6.              PRELIMINARY PROCEDURES: Before proceeding to business, the Chairman of the Meeting provided clarifications on the operation of the remote participation electronic system made available by the Company and the form of communicating and voting by the shareholders who remotely participate at the Meeting, and he also informed that: (i) the Meeting would be recorded, and the recording will be filed at the Company's headquarters, under the terms of article 21-E, sole paragraph, of CVM IN 481; and (ii) the remote participation electronic system in the Meeting allowed shareholders to hear the statements of all other shareholders and address the members of the presiding Board and other participants in the Meeting, thus allowing communication between shareholders.

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BRASKEM S.A.

Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

HELD ON FEBRUARY, 25 2022

7.              RESOLUTION: By proposal of the Chairman of the Meeting, the reading of the documents related to the matter to be resolved at this Meeting was unanimously waived by all the shareholders, since they were previously made available and fully known to the shareholders. The shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of the shareholders, pursuant to article 130, paragraph 2, of the Brazilian Corporate Law. The matter on the agenda was submitted for discussion and voting, and the following resolution was made:

7.1.         Conversion of all class "B" preferred shares issued by the Company into class "A" preferred shares, in accordance with article 136, paragraph 1, of Federal Law No. 6,404/76, at the ratio of two (2) class "B" preferred shares to one (1) class "A" Preferred Share: Shareholders of Class “B” Preferred Shares of the Company present at the Meeting, by unanimous valid votes, according to the number of votes contained in the final voting map attached to these Minutes, resolved to not approve the conversion of all class “B” preferred shares issued by the Company in class “A” preferred shares, in the ratio of two (2) Class “B” Preferred Shares to one (1) Class “A” Preferred Shares.

7.1.1.	To consign that due to the not approval of the proposed conversion, the Company will reassess this topic and the next steps in order to simplify its capital structure and will keep its shareholders and the capital market informed.

8.              ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Instruction No. 481, of December 17, 2009, the total votes computed on the item of the agenda are indicated in Exhibit I, which, for all purposes, shall be considered an integral part of these minutes. There being no further matters to discuss, the Meeting was adjourned and these minutes were drawn up and signed by the members of the Presiding Board, and the shareholders who attended the Meeting by means of the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be considered as subscribers to these minutes, pursuant to article 21- V, paragraphs 1 and 2 of CVM IN 481, and the Company's Shareholders' Attendance Book. Also, pursuant to article 130, paragraph 1 of the Brazilian Corporate Law, these minutes were drawn up in the form of a summary of the facts occurred.

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BRASKEM S.A.

Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

HELD ON FEBRUARY, 25 2022

9.              SIGNATURES: Presiding Board: Chairman: Mr. Henrique Vargas Beloch; and Secretary: Mrs. Lilian Porto Bruno.

Camaçari/BA, February 25, 2022.

ATTENDING SHAREHOLDERS:

Leticia Mara Torres de Carvalho Martini

(by Mr. Paulo Henrique Torres de Carvalho)

Erica Luisa de Carvalho Gonçalves

(by Mr. Paulo Henrique Torres de Carvalho)

Paulo Henrique Torres de Carvalho

PRESIDING BOARD:

_______________________________ Henrique Vargas Beloch Chairman	_______________________________ Lilian Porto Bruno Secretary
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BRASKEM S.A.

Corporate Tax I.D. (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS OF CLASS “B" PREFERRED SHARES

HELD ON FEBRUARY, 25 2022

EXHIBIT I

FINAL VOTING MAP

Resolution
1	To resolve on the conversion of all class "B" preferred shares issued by the Company into class "A" preferred shares, in accordance with article 136, paragraph 1, of Federal Law No. 6,404/76, at the ratio of two (2) class "B" preferred shares to one (1) class "A" preferred share.

Code of Resolution	Tax I.D. (CNPJ)/ Brazilian Individual Taxpayers' Registry of the Ministry of Economy (CPF) (5 first figures)	Resolution Vote	Number of Class “B” Preferred Shares present	(%) of the Total Number of Class “B” Preferred Shares present	(%) of the Total Number of Class “B” Preferred Shares
1	71548	TO REJECT	86,790	33.3%	18.1%
	59961	TO REJECT	86,790	33.3%	18.1%
	54687	TO REJECT	86,788	33.3%	18.1%

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.